EXHIBIT 4.2

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

                         ANAREN MICROWAVE, INC. ADOPTS
                       SHAREHOLDER PROTECTION RIGHTS PLAN

EAST SYRACUSE, NY, April 26, 2001 -- The Board of Directors of Anaren Microwave, Inc. ("Anaren") announced that it has adopted a Shareholder Protection Rights Plan and declared a dividend of one Right on each outstanding share of Anaren Microwave, Inc. Common Stock. The dividend will be paid on April 27, 2001 to shareholders of record on that date.

A shareholder protection rights plan is a dividend of rights to existing shareholders to acquire stock of a company and is designed to protect the company and its shareholders against abusive takeover attempts and tactics. In essence, the rights plan operates to dilute the interests of an entity attempting to take control of the company if the attempt is not deemed by the Board of Directors to be in the best interests of the shareholders. If the Board of Directors of the company has determined that the offer is in the best interests of the shareholders, the rights may be redeemed for nominal value, allowing the entity to acquire control of the company.

Under Anaren's Rights Plan, the Rights will initially trade together with the Common Stock and will not be exercisable. In the absence of further Board action, the Rights generally will become exercisable and thereafter will allow the holder to acquire Common Stock at a discounted price if a person or group acquires 20 percent or more of the outstanding shares of Common Stock. Rights held by persons who exceed the 20 percent threshold will be void. In certain circumstances, the Rights will entitle the holder to buy shares in an acquiring entity at a discounted price. The Board of Directors may, at its option, redeem all Rights for $.001 per right generally at any time prior to the Rights becoming exercisable. The Rights will expire on April 27, 2011, unless earlier redeemed, exchanged or amended by the Board.

The issuance of the Rights is not a taxable event, will not affect Anaren's reported financial condition or results of operations (including earnings per share) and will not change the way in which Anaren's Common Stock is currently traded. A letter regarding the Rights Plan and a summary of certain terms of the Rights Plan will be mailed to shareholders in the near future.

This news release may contain forward-looking statements pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and


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uncertainties  relating to future  events  including  the future market price of
Anaren's Common Stock. Actual events or the company's results may differ materially from the results discussed in the forward-looking statements. These risks and uncertainties are described in more detail in Anaren's Annual Report and in Anaren's Form 10K and 10Q Reports and exhibits to those Reports filed with Securities and Exchange Commission.

Anaren designs,  manufactures and sells complex  microwave  signal  distribution
networks   and   components   for   the   wireless   communications,   satellite
communications and defense electronics markets.